Home Office: Harrison,NY Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499 January 13, 2012

Mr. Craig Ruckman

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Transamerica Financial Life Insurance Company

Separate Account VA N

Flexible Premium Variable Annuity – V

Initial Filing

File Nos. 333-177578/811-22623

Dear Mr. Ruckman:

This letter responds to written comments that you provided with respect to the above-referenced Initial Filing for Separate Account VA N of Transamerica Financial Life Insurance Company (“TFLIC” or “we”). For your convenience, I have restated those comments below, and followed each comment with our response.

1.	General

a.	Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to supplement any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

Response: There are no third party supplemental guarantees under the policy.

b.	Please confirm supplementally that contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifier.

Response: The class identifier in the SEC system is the name on the front cover page of the prospectus (Flexible Premium Variable Annuity—V).

2.	Cover Page

When stating that the policies, fixed account, and separate account investment choices are not bank deposits, etc., please include a comma following the word “policies”.

Response: The disclosure has been revised as requested. (See page 1).

Mr.Craig Ruckman

January 13,2012

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3.	Summary

a.	Death Benefit (p. 8): When discussing the optional guaranteed minimum death benefit, please note that payment of the guaranteed minimum death benefit is subject to the financial strength and claims paying ability of the insurance company.

Response: The disclosure has been revised as requested. (See page 9).

b.	Additional Features (p. 9): When discussing the Retirement Income Max, please note that the payment of the guaranteed lifetime withdrawal benefit is subject to the financial strength and claims paying ability of the insurance company.

Response: The disclosure has been revised as requested. (See page 9).

e.	Additional Features (p. 9): In the bulletpoint for the Retirement Income Max please delete the following sentence: “The designated investment options differ from the designated investment options for other guaranteed lifetime withdrawal benefits.”

Response: The disclosure has been revised as requested. (See page 9).

4.	Annuity Policy Fee Table and Expense Examples

a.	Maximum Surrender Charge (p. 11): Please remove the term “Base Policy” from this line item.

Response: The disclosure has been revised as requested. (See page 11).

b.	Optional Guaranteed Lifetime Withdrawal Benefit Rider Fees (p 11): Since there is only one optional rider available with this contract please delete the parenthetical found in the header.

Response: The disclosure has been revised as requested. (See page 11).

c.	Expense Examples (p 12): Please confirm supplementally the accuracy of the Expense Examples.

Response: The expense examples have been reviewed for accuracy.

d.	Notes to Fee Table and Expense Examples (p. 13): Please revise the portion of the Notes related to Optional Rider Fees to correspond to specific line items of the Fee table. This includes the header “Optional Rider Fees”.

Response: The disclosure has been revised as requested. (See page 13).

e.	Notes to Fee Table and Expense Examples (p. 13): Please clarify supplementally which portion of the fee table the note “Retirement Income Max Rider Fees” relates to. Specifically, please identify which “fee total” the note is referring to.

Response: We have revised the disclosure. (See page 13).

Mr.Craig Ruckman

January 13,2012

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5.	Investment Choices

a.	The Separate Account (pp. 17-18): Please disclose the type or objective of each investment options as per item 5(c)(ii) of Form N-4.

Response: The disclosure has been revised as requested. (See pages 58-60).

b.	The Fixed Account (pp. 20-21): Please note that the credited interest, as well as, the security of the principal invested in the fixed account is subject to the financial strength and claims paying ability of the insurance company.

Response: The disclosure has been revised as requested. (See page 21).

6.	Performance

Please remove the reference to surrender charges on page 25 since this product does not impose such charges.

Response: The disclosure has been revised as requested. (See page 25).

7.	Expenses

Retirement Income Max Rider Fees (p 26): Please clarify that the 1.25% fee is a current fee which may increase up to the maximum rider fee under certain circumstances (e.g., automatic step-ups).

Response: The disclosure has been revised as requested. (See page 26).

8.	Access To Your Money

Signature Guarantee (p. 30): Please remove the last (bolded) paragraph of this section as it does not appear applicable.

Response: The disclosure has been revised. (See page 30).

9.	Death Benefit

a.	Guaranteed Minimum Death Benefit (p. 34): Please remove the bolded disclosure beginning with “NOTE” since it is not appropriate for an initial registration.

Response: The disclosure has been revised as requested. (See page 34).

b.	Guaranteed Minimum Death Benefit (p. 34): Please note that payment of the guaranteed minimum death benefit is subject to the financial strength and claims paying ability of the insurance company.

Response: The disclosure has been revised as requested. (See page 34).

Mr.Craig Ruckman

January 13,2012

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10.	Additional Features

a.	Dollar Cost Averaging (pp. 42-43): The prospectus notes that Dollar Cost Averaging is available with a guaranteed minimum withdrawal benefit. Please revise this disclosure to identify the Retirement Income Max Rider since the contract only offers one such rider and actually refers to that rider as a guaranteed lifetime withdrawal benefit.

Response: The disclosure has been revised as requested. (See page 43).

b.	Asset Rebalancing (p. 43): The prospectus notes that Asset Rebalancing is available with a guaranteed minimum withdrawal benefit. Please revise this disclosure to identify the Retirement Income Max Rider since the contract only offers one such rider and actually refers to that rider as a guaranteed lifetime withdrawal benefit.

Response: The disclosure has been revised as requested. (See page 43).

c.	Retirement Income Max (p. 43): In the introductory paragraph please note that the guarantee provided by this rider is subject to the financial strength and claims paying ability of the insurance company.

Response: The disclosure has been revised as requested. (See page 43).

d.	Retirement Income Max (p. 44): The introductory paragraph notes that the Retirement Income Max Rider cannot be elected with another GLWB. Since the Retirement Income Max Rider is the only GLWB offered under this contract, please delete this sentence.

Response: The disclosure has been revised as requested. (See page 43).

11.	Other Information

Exchanges and Reinstatements (p. 51): Please revise the first paragraph of this section since this product does not impose a surrender charge.

Response: The disclosure has been revised as requested. (See page 51).

12.	Appendices

a.	Hypothetical Example (p. 59): Please clarify supplementally why the two Policy Value columns differ. If the only difference reflects fees paid for the GMDB, please state so in the introductory narrative.

Response: The disclosure has been revised as requested. (See page 63).

b.	HYPOTHETICAL EXAMPLE OF THE WITHDRAWAL BASE CALCULATION – RETIREMENT INCOME MAX RIDER (pp. 63-64): Please revise the sixth column of the table replacing “Growth Amount” with “Withdrawal Base plus Annual Growth Credit”.

Response: The disclosure has been revised as requested. (See pages 67-68).

c.	HYPOTHETICAL EXAMPLE OF THE WITHDRAWAL BASE CALCULATION – RETIREMENT INCOME MAX RIDER (pp. 63-64): Please revise footnote 1 to provide a narrative

Mr.Craig Ruckman

January 13,2012

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spelling out how the automatic step-up was applied (e.g. the high monthiversary value vs. the policy value or the withdrawal base plus the annual growth credit).

Response: The disclosure has been revised as requested. (See page 68).

d.	HYPOTHETICAL EXAMPLE OF THE WITHDRAWAL BASE CALCULATION – RETIREMENT INCOME MAX RIDER (PP. 63-64): In the line featuring the $50,000 premium payment, please include a footnote demonstrating how the $50,000 premium payment impacted the various values shown in that line.

Response: The disclosure has been revised as requested. (See pages 67-68).

e.	HYPOTHETICAL EXAMPLE OF THE WITHDRAWAL BASE CALCULATION – RETIREMENT INCOME MAX RIDER (PP. 63-64): Please revise footnote 2 to provide a narrative spelling out how the annual growth credit was applied (e.g. the annual growth credit plus the withdrawal base vs. the high monthiversary value or the policy value).

Response: The disclosure has been revised as requested. (See page 68).

13.	Financial Statements, Exhibits, and Certain Other Information

Any required financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

Response: The required financial statements and exhibits are filed in the pre-effective amendment.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-355-8330. Thank you very much for your assistance with this filing.

Sincerely,

/s/ Darin D. Smith
Darin D. Smith
General Counsel
Transamerica Capital Management Division
Transamerica Financial Life Insurance Company

FLEXIBLE PREMIUM VARIABLE ANNUITY—V

Issued Through

SEPARATE ACCOUNT VA N

By

TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY

Prospectus

            ~~, 2011~~January 13, 2011

This flexible premium deferred annuity policy has many investment choices. There is a separate account that currently provides a means of investing in various underlying fund portfolios. There is also a fixed account, which offers interest at rates that are guaranteed by Transamerica Financial Life Insurance Company. You can choose any combination of these investment choices. You bear the entire investment risk for all amounts you put in the separate account.

This prospectus and the underlying fund prospectuses give you important information about the policies and the underlying fund portfolios. Please read them carefully before you invest and keep them for future reference.

If you would like more information about the Flexible Premium Variable Annuity—V, you can obtain a free copy of the Statement of Additional Information (SAI) dated             ~~,~~January 13, 2011. Please call us at (800) 525-6205 or write us at: Transamerica Financial Life Insurance Company, Attention: Customer Care Group, 4333 Edgewood Road NE, Cedar Rapids, IA 52499-0001. A registration statement, including the SAI, has been filed with the Securities and Exchange Commission (SEC) and the SAI is incorporated herein by reference. More information about the variable annuity can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-732-0330. The SEC also maintains a web site (http://www.sec.gov) that contains the prospectus, the SAI, material incorporated by reference, and other information. The table of contents of the SAI is included at the end of this prospectus.

Please note that the policies, fixed account, and separate account investment choices:

•	are not bank deposits

•	are not federally insured

•	are not endorsed by any bank or government agency

•	are not guaranteed to achieve their goal

•	are subject to risks, including loss of premium

The Securities and Exchange Commission has not approved or disapproved these securities, or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Charges are lower if you do not choose an optional guaranteed minimum death benefit. The guarantee of the death benefit is based on the claims-paying ability of Transamerica.

After the policy is issued, a guaranteed minimum death benefit cannot be added, and the death benefit cannot be changed.

9.	TAXES

Earnings, if any, are generally not taxed until taken out. If you take money out of a nonqualified policy during the accumulation phase, earnings come out first for federal tax purposes, and are taxed as ordinary income. For nonqualified and certain qualified policies, payments during the income phase may be considered partly a return of your original investment so that part of each payment may not be taxable as income. For qualified policies, payments during the income phase are, in many cases, considered as all taxable income. If you are younger than 59 1/2 when you take money out, you may incur a 10% federal penalty tax on the taxable earnings.

10.	ADDITIONAL FEATURES

This policy has additional features that might interest you. These features may not be available for all policies, may vary for certain policies, may not each be available in combination with other optional benefits under the policy, and may not be suitable for your particular situation.

These features include, but are not limited to, the following:

•

You can arrange to have money automatically sent to you monthly, quarterly, semi-annually or annually while your policy is in the accumulation phase. This feature is referred to as the “Systematic Payout Option” (“SPO”). Amounts you receive may be included in your gross income, and in certain circumstances, may be subject to penalty taxes.

•

You can arrange to automatically transfer money (at least $500 per transfer) monthly or quarterly from certain investment choices into one or more subaccounts. This feature is known as “Dollar Cost Averaging.”

•

We will, upon your request, automatically transfer amounts among the subaccounts on a regular basis to maintain a desired allocation of the policy value among the various subaccounts. This feature is called “Asset Rebalancing.”

•

You may elect to purchase an optional rider which provides you with a guaranteed lifetime withdrawal benefit. This feature is called the “Retirement Income MaxSM Rider.” If you elect the Retirement Income MaxSM Rider, you must allocate 100% of your policy value to one or more “designated investment option(s).” (See “Retirement Income MaxSM—Designated Investment Options”~~.) The designated investment options differ from the designated investment options for the other guaranteed lifetime withdrawal benefits. You may lose the benefit of this rider if you take “~~.) You may lose the benefit of this rider if you take “excess” withdrawals. There is an extra charge for this rider.withdrawals. There is an extra charge for this rider. The guaranteed lifetime withdrawal benefit is based on the claims-paying ability of Transamerica.

11.	OTHER INFORMATION

Right to Cancel Period. You may return your policy for a refund, but only if you return it within a prescribed period, which is generally 20 days (after you receive the policy), or whatever longer time may be required by state law. The amount of the refund will generally be the premiums paid plus or minus accumulated gains or losses in the separate account; if state law requires, we will refund your original premium payment(s). The policy will then be deemed void.

ANNUITY POLICY FEE TABLE AND EXPENSE EXAMPLES

The following describes the fees and expenses that you will pay when buying, owning, and surrendering the policy.

Please be certain to review the notes following the fee table and expense examples for further information about the fees and charges presented. The order of the notes follows the order in which the fees and charges under the policy are presented in the fee tables and the expense examples.

The fee table applies only to the accumulation phase and reflects the maximum charges unless otherwise noted. During the income phase the fees may be different than those described in the Fee Table. See section “5. Expenses”.

The first section describes the fees and expenses that you will pay at the time that you buy the policy, surrender the policy, or transfer cash value between investment choices. (All fees are maximum for purchases made while this prospectus is effective unless otherwise noted.)

Policy Owner Transaction Expenses:
Sales Load On Purchase Payments	0%
Maximum Surrender Charge (as a % of premium payments surrendered)
~~Base Policy~~	0%
Transfer Fee	$0 -$ 10
Special Service Fee	$0 -$ 25

The next section describes the fees and expenses that you will pay periodically during the time that you own the policy, not including portfolio fees and expenses. (All fees are maximum for purchases made while this prospectus is effective unless otherwise noted.)

Annual Service Charge	$0 - $35 per policy

Separate Account Annual Expenses (as a percentage, annually, of average separate account value):
Base Separate Account Expenses:
Mortality and Expense Risk Fee	0.30%
Administrative Charge	0.15%
Total Base Separate Account Annual Expenses	0.45%

Optional Separate Account Expenses: (You may only elect one of the guaranteed minimum death benefits listed below)
Return of Premium Death Benefit	0.15%
Total Separate Account Annual Expenses with Highest Optional Separate Account Expenses	0.60%

Optional Guaranteed Lifetime Withdrawal Benefit Rider Fees: ~~(You may only elect one of the optional riders listed below)~~
Retirement Income MaxSM Rider (annual charge a % of withdrawal base):	:
Base Benefit (Maximum)	2.00%
Base Benefit (Current)	1.25%

NOTES TO FEE TABLE AND EXPENSE EXAMPLES

Policy Owner Transaction Expenses:

Transfer Fee: The transfer fee, if any is imposed, applies to each policy, regardless of how policy value is allocated among the investment choices. There is no fee for the first 12 transfers per policy year. For additional transfers, the Company may charge a fee of $10 per transfer.

Special Service Fees: We may deduct a charge for special services, such as overnight delivery.

Annual Service Charge:

Annual Service Charge: The annual service charge is assessed on each policy anniversary and at surrender. The charge is waived if your policy value, or the sum of your premiums less all partial surrenders, is at least $50,000.

Separate Account Annual Expenses:

Mortality and Expense Risk Fee: The mortality and expense risk fee shown is for the accumulation phase with the base death benefit.

Optional Separate Account Expenses: Any optional separate account expense is in addition to the mortality and expense risk and administrative fees.

Total Separate Account Annual Expenses with Highest Optional Separate Account Expenses: This reflects the base separate account expenses and the Return of Premium Death Benefit fee, but does not include any annual optional rider fees. The death benefits are mutually exclusive.

~~Optional Rider Fees~~

Optional Guaranteed Lifetime Withdrawal Benefit Rider Fees:

Optional Rider Fees: In some cases, riders to the policy are available that provide optional benefits. There are additional fees (each year) for those riders.

Retirement Income MaxSM Rider—base benefit Rider: The fee is a percentage of the Withdrawal Base. The Withdrawal Base on the rider date is the policy value. During any rider year, the Withdrawal Base is equal to the Withdrawal Base on the rider date or most recent rider anniversary, plus subsequent premium payments, less subsequent Withdrawal Base adjustments.

Retirement Income MaxSM Rider Fees: After the first rider anniversary, the base benefit rider fees can increase when there is an automatic step-up. The Withdrawal Base on the rider date is the policy value. This fee ~~total~~ reflects the maximum fee increase resulting from an automatic step-up of the Withdrawal Base while the rider is in effect.

Total Portfolio Annual Operating Expenses:

Total Portfolio Annual Operating Expenses: The fee table information relating to the underlying fund portfolios was provided to the Company by the underlying fund portfolios, their investment advisors or managers. Actual future the general account registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are generally subject to the provisions of the 1933 or 1940 Acts. Disclosures relating to interests in the general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy of statements made in a registration statement.

While we do not guarantee that the fixed account will always be available for investment, we do guarantee that the interest credited to the fixed account will not be less than the guaranteed minimum effective annual interest rate shown on your policy (the “guaranteed minimum”). We determine credited rates, which are guaranteed for at least one year, in our sole discretion. You bear the risk that we will not credit interest greater than the guaranteed minimum. At the end of the guaranteed period option you selected, the value in that guaranteed period option will automatically be transferred into a new guaranteed period option of the same length (or the next shorter period if the same period is no longer offered) at the current interest rate for that period. You can transfer to another investment choice by giving us notice within 30 days before the end of the expiring guaranteed period.

We also guarantee that upon full surrender your cash value attributable to the fixed account will not be less than the amount required by the applicable nonforfeiture law at the time the policy is issued.

If you select the fixed account, your money will be placed with the Company’s other general assets. The amount of money you are able to accumulate in the fixed account during the accumulation phase depends upon the total interest credited. The amount of each annuity payment you receive during the income phase from the fixed portion of your policy will remain level for the entire income phase. The interest credited as well as principal invested in the fixed account is based on the claims-paying ability of Transamerica.

We reserve the right to refuse any premium payment or transfer to the fixed account.

Transfers

During the accumulation phase, you may make transfers to or from any investment choice within certain limitations.

Transfers out of a guaranteed period option of the fixed account are limited to the following:

•	Transfers at the end of a guaranteed period.

•	Transfers of amounts equal to interest credited. This may affect your overall interest-crediting rate, because transfers are deemed to come from the oldest premium payment first.

Each transfer must be at least $500, or the entire subaccount value. Transfers of interest from a guaranteed period option of the fixed account must be at least $50. If less than $500 remains as a result of the transfer, then we reserve the right to include that amount in the transfer. Transfer requests must be received in good order at our Administrative and Service Office while the New York Stock Exchange is open for regular trading to get same-day pricing of the transaction. See Section 11. OTHER

INFORMATION—Sending Forms and Transaction Requests in Good Order.

The number of transfers permitted may be limited and a $10 charge for each transfer in excess of 12 in any policy year may apply. We reserve the right to prohibit transfers to the fixed account.

During the income phase, you may transfer values out of any subaccount; however, you cannot transfer values out of the fixed account. The minimum amount that can be transferred during this phase is companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it will affect other owners of underlying fund portfolio shares, as well as the owners of all of the variable annuity or life insurance policies, including ours, whose variable investment choices correspond to the affected underlying fund portfolios. In addition, if an underlying fund portfolio believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in market timing and disruptive trading, the underlying fund portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

4. PERFORMANCE

The Company periodically advertises performance of the various subaccounts. Performance figures might not reflect charges for options, riders, or endorsements. We may disclose at least three different kinds of non-standard performance. First, we may calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the mortality and expense risk fees and administrative charges. It does not reflect the deduction of any applicable premium taxes, surrender charges, or fees for any optional riders or endorsements. Any such deduction would reduce the percentage increase or make greater any percentage decrease.

Second, advertisements may also include total return figures, which reflect the deduction of the mortality and expense risk fees and administrative charges. ~~These figures may also include or exclude surrender charges.~~

Third, for certain investment portfolios, performance may be shown for the period commencing from the inception date of the investment portfolio (i.e., before commencement of subaccount operations). These figures should not be interpreted to reflect actual historical performance of the subaccounts.

Not all types of performance data presented reflect all of the fees and charges that may be deducted (such as fees for optional benefits); performance figures would be lower if these charges were included.

5. EXPENSES

There are charges and expenses associated with your policy that reduce the return on your investment in the policy.

Mortality and Expense Risk Fees

We charge a fee as compensation for bearing certain mortality and expense risks under the policy. This fee is assessed daily based on the net asset value of each subaccount. Examples of such risks include a guarantee of annuity rates, the death benefit, certain expenses of the policy, and assuming the risk that the current charges will be insufficient in the future to cover costs of administering the policy. We may also pay distribution expenses out of this charge.

During the accumulation phase:

•	The mortality and expense risk fee is at an annual rate of 0.30% if no guaranteed minimum death benefit is elected.

•	For the Return of Premium Death Benefit, the daily mortality and expense risk fee is at an annual rate of 0.45%.

During the income phase, the mortality and expense risk fee is at an annual rate of 0.30%.

If this charge does not cover our actual costs, we absorb the loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus.

We expect to profit from this charge. We may use any profit for any proper purpose, including distribution expenses.

Premium Taxes

Some states assess premium taxes on the premium payments you make. We currently do not deduct for these taxes at the time you make a premium payment. However, we will deduct the total amount of premium taxes, if any, from the policy value when:

•	you begin receiving annuity payments;

•	you surrender the policy; or

•	a death benefit is paid.

Federal, State and Local Taxes

We may in the future deduct charges from the policy for any taxes we incur because of the policy. However, no deductions are being made at the present time.

Special Service Fees

We will deduct a charge for special services, such as overnight delivery, up to $25 per service provided.

Transfer Fee

You are generally allowed to make 12 free transfers per policy year before the annuity commencement date. If you make more than 12 transfers per year, we reserve the right to charge $10 for each additional transfer. Premium payments, Asset Rebalancing, and Dollar Cost Averaging transfers do not count as one of your free transfers. All transfer requests made at the same time are treated as a single transfer.

Administrative Charges

We deduct a daily administrative charge to cover the costs of supporting and administering the policy (including certain distribution-related expenses). This charge is equal to an annual rate of 0.15% of the daily net asset value of each subaccount during both the accumulation phase and the income phase.

In addition, during the accumulation phase, an annual service charge of $35 (but not more than 2% of the policy value) is charged on each policy anniversary and at surrender. The service charge is waived if your policy value or the sum of your premiums, less all partial surrenders, is at least $50,000.

Retirement Income MaxSM Rider Fees

If you elect the Retirement Income MaxSM rider, then the rider fee, which is charged quarterly before annuitization, is 1.25% (on an annual basis) of the withdrawal base. We will also deduct the rider fee pro rata upon full surrender of the policy or other termination of the rider. The rider fee(s) is deducted from each investment choice in proportion to the amount of policy value in each investment choice. The rider fee may increase due to an automatic step-up but will not exceed the maximum rider fee percentage in the fee table.

Portfolio Fees and Expenses

The value of the assets in each subaccount will reflect the fees and expenses paid by the underlying fund portfolios. The lowest and highest fund expenses for the previous calendar year are found in the Annuity Policy Fee Table section of this prospectus. See the prospectuses for the underlying fund portfolios for more information.

Revenue We Receive

This prospectus describes generally the payments that we (and/or our affiliates) may directly or indirectly receive from the underlying fund portfolios, their advisers, subadvisers, distributors or affiliates thereof, in connection with certain administrative, marketing and other support services we (and/or our affiliates)

Federal laws designed to counter terrorism and prevent money laundering by criminals might in certain circumstances require us to reject a premium payment and/or “freeze” a policy owner’s account. If these laws apply in a particular situation, we would not be allowed to pay any request for withdrawals, surrenders, or death benefits, make transfers, or continue making annuity payments absent instructions from the appropriate federal regulator. We may also be required to provide information about you and your policy to government agencies or departments.

Pursuant to the requirements of certain state laws, we reserve the right to defer payment of the cash value from the fixed account for up to six months. We may defer payment of any amount until your premium payment check has cleared your bank.

Signature Guarantee

As a protection against fraud, we require a signature guarantee (i.e., Medallion Signature Guarantee or ~~Notary Public Stamp~~ as required by us) for the following transaction requests:

•	Any surrenders over $250,000;

•	Certain surrenders on or within 15 days of an address change;

•	Any disbursement request made on or within 15 days of an ownership change;

•

Any surrender when the Company has been directed to send proceeds to a different personal address from the address of record for that contract owner’s account. PLEASE NOTE: This requirement will not apply to requests made in connection with exchanges of one annuity for another with the same owner in a “tax-free exchange”;

•	Any surrender when the Company does not have an originating or guaranteed signature on file;

•	Any other transaction where we require.

We may change the specific requirements listed above, or add signature guarantees in other circumstances, in our discretion if we deem it necessary or appropriate to help protect against fraud. For current requirements, please refer to the requirements listed on the appropriate form or call us at (800) 552-6205.

You can obtain a Medallion signature guarantee from more than 7,000 financial institutions across the United States and Canada that participate in a Medallion signature guarantee program. This includes many:

•	National and state banks;

•	Savings banks and savings and loan associations;

•	Securities brokers and dealers; and

•	Credit Unions.

The best source of a Medallion signature guarantee is a bank, savings and loan association, brokerage firm, or credit union with which you do business.

A notary public cannot provide a Medallion signature guarantee. Notarization will not substitute for a Medallion signature guarantee.

7.	ANNUITY PAYMENTS (THE INCOME PHASE)

You choose the annuity commencement date. You can change this date by giving us notice with the information we need. New annuity commencement dates less than 30 days after we receive notice of the change require prior approval. The latest maximum annuity commencement date generally cannot be after the policy month following the month in which the annuitant attains age 95. The earliest annuity commencement date is at least thirty days after you purchase your policy.

Before the annuity commencement date, if the annuitant is alive, you may choose an annuity payment option or change your election. If the annuitant dies before the annuity commencement

THEN:

•	no additional payments will be made (there is no death benefit).

Succession of Ownership

If an owner dies during the accumulation phase, the person or entity first listed below who is alive or in existence on the date of that death will become the new owner:

•	any surviving owner;

•	primary beneficiary;

•	contingent beneficiary; or

•	owner’s estate.

Amount of Death Benefit

The death benefit may be paid as a lump sum or as annuity payments. The amount of the death benefit depends on the guaranteed minimum death benefit option, if any, you choose when you buy the policy. The “base policy” death benefit will generally be the greater of:

•	the policy value on the date we receive the required information in good order at our Administrative and Service Office;

•

and the guaranteed minimum death benefit, if any, (discussed below), plus premium payments, less adjusted partial surrenders, from the date of death to the date the death benefit is paid. Please see “Appendix—Death Benefit” for illustrative examples regarding Death Benefit calculations.

Please note, the death benefit terminates upon annuitization and there is a maximum annuity commencement date.

Guaranteed Minimum Death Benefit

~~NOTE: The following generally applies to policies issued after the date of this prospectus~~.

On the policy application, you may generally choose a guaranteed minimum death benefit (age limitations may apply) for an additional fee. After the policy is issued, you cannot make an election and the death benefit cannot be changed.

Return of Premium Death Benefit

The Return of Premium Death Benefit is equal to:

•	total premium payments; less
•	any adjusted partial surrenders as of the date of death.

This benefit is not available if you or the annuitant is 86 or older on the policy date. There is an extra charge for this death benefit of 0.15% annually.

Please note: You will not receive an optional guaranteed minimum death benefit if you do not choose one when you purchase your policy. The guarantees of the death benefit is based on the claims-paying ability of Transamerica.

The Guaranteed Minimum Death Benefit may vary for certain policies and may not be available for all policies. This disclosure explains the material features of the Guaranteed Minimum Death Benefit. The application and operation of the Guaranteed Minimum Death Benefit are governed by the terms and conditions of the policy form and riders.

Adjusted Partial Surrender

When you request a partial surrender, your guaranteed minimum death benefit will be reduced by an amount called the adjusted partial surrender. Under certain circumstances, the adjusted partial surrender may be more than the dollar amount of your surrender request. This will generally be the case if the guaranteed minimum death benefit exceeds the policy value at the time of surrender. It is

THEN:

•	we will, absent new instructions to the contrary, start a new Dollar Cost Averaging program using the previous instructions.

IF:

•	we receive additional premium payments after a Dollar Cost Averaging program is completed, and the additional premium does not meet the minimum requirements to start a Dollar Cost Averaging program;

THEN:

•	we will, absent new instructions to the contrary, allocate the additional premium among the subaccounts as identified in the previous Dollar Cost Averaging program.

IF:

•	you discontinue a Dollar Cost Averaging program before its completion;

THEN:

•	we will, absent new instructions to the contrary, transfer any remaining balance directly into the subaccounts in the Dollar Cost Averaging instructions.

You should consider your ability to continue a Dollar Cost Averaging program during all economic conditions.

A Dollar Cost Averaging program can be used in conjunction with ~~a guaranteed minimum withdrawal benefit~~the Retirement Income MaxSM Rider (subject to any investment restrictions involving the source).

There is no charge for this benefit.

The Dollar Cost Averaging Program may vary for certain policies, may not be available for all policies, and may not be available in all states. See your policy for availability of the fixed account options.

Asset Rebalancing

During the accumulation phase you can instruct us to automatically rebalance the amounts in your subaccounts to maintain your desired asset allocation. This feature is called Asset Rebalancing and can be started and stopped at any time. However, we will not rebalance if you are in the Dollar Cost Averaging program or if any other transfer is requested. If a transfer is requested, we will honor the requested transfer and discontinue Asset Rebalancing. New instructions are required to start Asset Rebalancing. Asset Rebalancing ignores amounts in the fixed account. You can choose to rebalance monthly, quarterly, semi-annually, or annually.

~~Asset Rebalancing can be used in conjunction with a guaranteed minimum withdrawal benefit.~~

Asset Rebalancing can be used in conjunction with the Retirement Income MaxSM Rider.

There is no charge for this benefit.

Retirement Income MaxSM Rider

You may elect to purchase the optional Retirement Income MaxSM rider which, provides you with: (1) a guaranteed lifetime withdrawal benefit; and (2) an opportunity for increases in the rider withdrawal amount. This rider is available during the accumulation phase, and requires that you allocate 100% of your policy value in certain designated investment choices which are designed to help manage the Company’s risk and support the guarantees under the rider. The tax rules for qualified policies may limit the value of this rider. Please consult a qualified tax advisor before electing the Retirement Income ~~MaxSM rider for a qualified policy. If you elect the Retirement Income MaxSM~~ ri~~der you cannot elect another GLWB~~. rider for a qualified policy. The guaranteed lifetime withdrawal benefit is based on the claims-paying ability of Transamerica.

except to the extent prohibited by applicable laws, regulations, or actions of the State insurance commissioner, to require that an assignment will be effective only upon acceptance by us, and to refuse assignments or transfers at any time on a non-discriminatory basis. We will not be liable for any payment or other action we take in accordance with the policy before we approve the assignment. There may be limitations on your ability to assign a qualified policy. An assignment may have tax consequences.

Sending Forms and Transaction Requests in Good Order

We cannot process your requests for transactions relating to the policy until we have received them in good order at our Administrative and Service Office. “good order” means the actual receipt by us of the instructions relating to the requested transaction in writing (or, when appropriate, by telephone or electronically), along with all forms, information and supporting legal documentation necessary to effect the transaction. This information and documentation generally includes, to the extend applicable to the transaction: your completed application; the policy number; the transaction amount (in dollars or percentage terms); the names and allocations to and/or from the Subaccounts affected by the requested transaction; the signatures of all policy owners (exactly as registered on the Policy) if necessary; Social Security Number or Taxpayer I.D.; and any other information or supporting documentation that we may require, including any spousal or joint owner’s consents. With respect to purchase requests, “good order” also generally includes receipt (by us) of sufficient funds to effect the purchase. We may, in our sole discretion, determine whether any particular transaction request is in good order, and we reserve the right to change or waive any good order requirements at any time.

Mixed and Shared Funding

Before making a decision concerning the allocation of premium payments to a particular subaccount, please read the prospectuses for the underlying fund portfolios. The underlying fund portfolios are not limited to selling their shares to this separate account and can accept investments from any insurance company separate account or qualified retirement plan. Since the underlying fund portfolios are available to registered separate accounts offering variable annuity products of the Company, as well as variable annuity and variable life products of other insurance companies, and qualified retirement plans, there is a possibility that a material conflict may arise between the interests of this separate account and one or more of the other separate accounts of another participating insurance company. In the event of a material conflict, the affected insurance companies, including the Company, agree to take any necessary steps to resolve the matter. This may include removing their separate accounts from the underlying fund portfolios. See the underlying fund portfolios prospectuses for more details.

Exchanges and Reinstatements

You can generally exchange one annuity policy for another in a “tax-free exchange” under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuities carefully. Remember that if you exchange another annuity for the one described in this prospectus, then you may pay a surrender charge on the other ~~annuity, and there will be a new surrender charge period under this~~ annuity and other charges may be higher (or lower) and the benefits under this annuity may be different. You should not exchange another annuity for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you this policy (that person will generally earn a commission if you buy this policy through an exchange or otherwise).

APPENDIX

PORTFOLIOS ASSOCIATED WITH THE SUBACCOUNTS

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
TRANSAMERICA SERIES TRUST
TA AEGON Money Market – Service Class	Transamerica AEGON Money Market VP – Service Class(1)	AEGON USA Investment Management, LLC
Investment Objective: Maximum current income from money market securities consistent with liquidity and preservation of principal.
TA AEGON Tactical Vanguard ETF – Balanced – Service Class	Transamerica AEGON Active Asset Allocation - Moderate VP - Service Class	AEGON USA Investment Management, LLC
Investment Objective: Capital appreciation and current income.
TA AEGON Tactical Vanguard ETF – Conservative – Service Class	Transamerica AEGON Active Asset Allocation - Conservative VP - Service Class	AEGON USA Investment Management, LLC
Investment Objective: Current income and preservation of capital.
TA AEGON Tactical Vanguard ETF – Growth – Service Class	Transamerica AEGON Active Asset Allocation - Moderate Growth VP - Service Class	AEGON USA Investment Management, LLC
Investment Objective: Capital appreciation with current income as secondary objective.
TA AEGON U.S. Government Securities – Service Class	Transamerica AEGON U.S. Government Securities VP – Service Class	AEGON USA Investment Management, LLC
Investment Objective: As high a level of total return as is consistent with prudent investment strategies.
TA AllianceBernstein Dynamic Allocation – Service Class	Transamerica AllianceBernstein Dynamic Allocation VP - Service Class	Alliance Bernstein L.P.
Investment Objective: Capital appreciation and current income.
TA Asset Allocation – Conservative – Service Class	Transamerica Asset Allocation - Conservative VP – Service Class	Morningstar Associates, LLC
Investment Objective: Current income and preservation of capital.
TA Asset Allocation – Growth – Service Class	Transamerica Asset Allocation - Growth VP – Service Class	Morningstar Associates, LLC
Investment Objective: Long-term capital appreciation.
TA Asset Allocation – Moderate – Service Class	Transamerica Asset Allocation - Moderate VP – Service Class	Morningstar Associates, LLC
Investment Objective: Capital appreciation and current income.
TA Asset Allocation – Moderate Growth – Service Class	Transamerica Asset Allocation - Moderate Growth VP – Service Class	Morningstar Associates, LLC
Investment Objective: Capital appreciation with current income as a secondary objective.
TA International Moderate Growth—Service Class	Transamerica International Moderate Growth VP – Service Class	Morningstar Associates, LLC
Investment Objective: Capital appreciation with current income as a secondary objective.
TA BlackRock Global Allocation – Service Class	Transamerica BlackRock Global Allocation VP - Service Class	BlackRock Investment Management, LLC
Investment Objective: High total investment return. Total investment return is the combination of capital appreciation and investment income.
TA BlackRock Tactical Allocation—Service Class	Transamerica BlackRock Tactical Allocation VP - Service Class	BlackRock Financial Management, Inc.
Investment Objective: Capital appreciation with current income as a secondary objective.
TA Efficient Markets – Service Class	Transamerica Efficient Markets VP - Service Class	AEGON USA Investment Management, LLC
Investment Objective: Capital appreciation while seeking income as a secondary objective.
TA Hanlon Balanced—Service Class	Transamerica Hanlon Balanced VP – Service Class	Hanlon Investment Management, Inc.
Investment Objective: Current income and capital appreciation.
TA Hanlon Growth—Service Class	Transamerica Hanlon Growth VP – Service Class	Hanlon Investment Management, Inc.
Investment Objective: Long-term capital appreciation.
TA Hanlon Growth and Income – Service Class	Transamerica Hanlon Growth and Income VP – Service Class	Hanlon Investment Management, Inc.
Investment Objective: Capital appreciation and some current income.

PORTFOLIOS ASSOCIATED WITH THE SUBACCOUNTS — (Continued)

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
TA Hanlon Income—Service Class	Transamerica Hanlon Income VP – Service Class	Hanlon Investment Management, Inc.
Investment Objective: Conservative stability.
TA JPMorgan Core Bond—Service Class	Transamerica JPMorgan Core Bond VP - Service Class	J.P. Morgan Investment Management Inc.
Investment Objective: Total return, consisting of current income and capital appreciation.
TA JPMorgan Mid Cap Value—Service Class	Transamerica JPMorgan Mid Cap Value VP – Service Class	J.P. Morgan Investment Management Inc.
Investment Objective: Growth from capital appreciation.
TA JPMorgan Tactical Allocation—Service Class	Transamerica JPMorgan Tactical Allocation VP - Service Class	J.P. Morgan Investment Management Inc.
Investment Objective: Current income and preservation of capital.
TA Janus Balanced—Service Class	Transamerica Janus Balanced VP – Service Class	Janus Capital Management LLC
Investment Objective: Long-term capital growth, consistent with preservation of capital and balanced by current income.
TA Multi-Managed Balanced—Service Class	Transamerica Multi-Managed Balanced VP – Service Class	J.P. Morgan Investment Management Inc. and BlackRock Financial Management, Inc.
Investment Objective: High total investment return through investments in a broadly diversified portfolio of stock, bonds and money market instruments.
TA PIMCO Real Return TIPS—Service Class	Transamerica PIMCO Real Return TIPS VP - Service Class	Pacific Investment Management Company LLC
Investment Objective: Maximum real return consistent with preservation of real capital and prudent investment management.
TA PIMCO Total Return—Service Class	Transamerica PIMCO Total Return VP – Service Class	Pacific Investment Management Company LLC
Investment Objective: Maximum total return consistent with preservation of capital and prudent investment management.
TA Vanguard ETF Index—Aggressive Growth—Service Class	Transamerica Index 100 VP – Service Class	AEGON USA Investment Management, LLC
Investment Objective: Long-term capital appreciation.
TA Vanguard ETF Index – Balanced – Service Class	Transamerica Index 50 VP – Service Class	AEGON USA Investment Management, LLC
Investment Objective: Balance capital appreciation and income.
TA Vanguard ETF Index – Conservative – Service Class	Transamerica Index 35 VP – Service Class	AEGON USA Investment Management, LLC
Investment Objective: Current income and preservation of capital.
TA Vanguard ETF Index – Growth – Service Class	Transamerica Index 75 VP – Service Class	AEGON USA Investment Management, LLC
Investment Objective: Capital appreciation as a primary objective and income as a secondary objective.
TA AEGON High Yield Bond – Initial Class	Transamerica AEGON High Yield Bond VP – Initial Class	AEGON USA Investment Management, LLC
Investment Objective: High level of current income by investing in high-yield debt securities.
TA BlackRock Large Cap Value – Initial Class	Transamerica BlackRock Large Cap Value VP – Initial Class	BlackRock Investment Management, LLC
Investment Objective: Long-term capital growth.
TA Clarion Global Real Estate Securities – Initial Class	Transamerica Clarion Global Real Estate Securities VP – Initial Class	CBRE Clarion Securities, LLC
Investment Objective: Long-term total return from investments primarily in equity securities of real estate companies. Total return consists of realized and unrealized capital gains and losses plus income.
TA JPMorgan Enhanced Index – Initial Class	Transamerica JPMorgan Enhanced Index VP – Initial Class	J.P. Morgan Investment Management Inc.
Investment Objective: Earn a total return modestly in excess of the total return performance of the Standard & Poor’s 500 Index (including reinvestment of dividends) while maintaining a volatility of return similar to the S&P 500 Index.
TA Jennison Growth – Initial Class	Transamerica Jennison Growth VP – Initial Class	Jennison Associates LLC
Investment Objective: Long-term growth of capital.

PORTFOLIOS ASSOCIATED WITH THE SUBACCOUNTS — (Continued)

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
TA MFS International Equity – Initial Class	Transamerica MFS International Equity VP – Initial Class	MFS ® Investment Management
Investment Objective: Capital growth.
TA Morgan Stanley Active International Allocation – Initial Class	Transamerica Morgan Stanley Active International Allocation VP – Initial Class	Morgan Stanley Investment Management Inc.
Investment Objective: Long-term capital appreciation.
TA Morgan Stanley Mid-Cap Growth – Initial Class	Transamerica Morgan Stanley Mid-Cap Growth VP – Initial Class	Morgan Stanley Investment Management Inc.
Investment Objective: Capital appreciation.
TA Multi Managed Large Cap Core – Initial Class	Transamerica Multi Managed Large Cap Core VP - Initial Class	Morgan Stanley Investment Management Inc. and Invesco Advisers, Inc.
Investment Objective: High total return.
TA Systematic Small/Mid Cap Value – Initial Class	Transamerica Systematic Small/Mid Cap Value VP - Initial Class	Systematic Financial Management L.P.
Investment Objective: Maximize total return.
TA T. Rowe Price Small Cap – Initial Class	Transamerica T. Rowe Price Small Cap VP – Initial Class	T. Rowe Price Associates, Inc.
Investment Objective: Long-term growth of capital by investing primarily in common stocks of small growth companies.
TA Third Avenue Value – Initial Class	Transamerica Third Avenue Value VP - Initial Class	Third Avenue Management LLC
Investment Objective: Long-term capital appreciation.
TA WMC Diversified Growth – Initial Class	Transamerica WMC Diversified Growth VP – Initial Class	Wellington Management Company, LLP
Investment Objective: Maximize long-term growth.

(1)	There can be no assurance that the Transamerica AEGON Money Market VP – Service Class portfolio will be able to maintain a stable net asset value per share. During extended periods of low interest rates, and partly as a result of policy charges, the yield on the TA AEGON Money Market – Service Class subaccount may become extremely low and possibly negative.

Death Benefit — (Continued)

Hypothetical Example

In this example, certain death benefit values at various points in time are depicted based on hypothetical assumed rates of performance. This example is for illustrative purposes only and assumes a single $100,000 premium payment by a sole owner and annuitant who is age 50. It further assumes no subsequent premium payments or withdrawals. The difference between the two “Policy Value” columns is the fee for the guaranteed minimum death benefit.

End of Year	Net Rate of Return for Fund*	Policy Value (No GMDB Elected)	Policy Value (Return of Premium GMDB Elected)	Return of Premium GMDB
Issue	N/A	$100,000	$100,000	$100,000
1	-4%	$95,550	$95,400	$100,000
2	18%	$112,319	$112,000	$100.000
3	15%	$128,661	$128,128	$100,000
4	-7%	$119,076	$118,390	$100,000
5	2%	$120,922	$120,047	$100,000
6	10%	$132,470	$131,332	$100,000
7	14%	$150,420	$148,930	$100,000
8	-3%	$145,230	$143,569	$100,000
9	17%	$169,266	$167,114	$100,000
10	6%	$178,660	$176,138	$100,000

*	The assumed rate does reflect the deduction of a hypothetical fund fee but does not reflect the deduction of any other fees, charges or taxes. The death benefit values do reflect the deduction of the hypothetical base policy fees and hypothetical death benefit fees. Different hypothetical returns and fees would produce different results.

APPENDIX

HYPOTHETICAL EXAMPLE OF THE WITHDRAWAL BASE CALCULATION - RETIREMENT INCOME MAXSM RIDER

The following table demonstrates, on a purely hypothetical basis, the withdrawal base calculation for the Retirement Income MaxSM rider using an initial premium payment of $100,000 for a Single Life Option rider at an issue age of 80. All values shown are post transaction values.

Rider Year	Hypothetical Policy Value	Subsequent Premium Payment			Withdrawal		Excess WB Adjustment		WB Plus Annual Growth ~~Amount~~Credit		High Monthiversary Value		Withdrawal Base Base		Rider Withdrawal Amount
	$100,000	$			$		$		$			$100,000	$100,000			$6,300
1	$102,000	$			$		$		$			$102,000	$100,000			$6,300
1	$105,060	$			$		$		$			$105,060	$100,000			$6,300
1	$107,161	$			$		$		$			$107,161	$100,000			$6,300
1	$110,376	$			$		$		$			$110,376	$100,000			$6,300
1	$112,584	$			$		$		$			$112,584	$100,000			$6,300
1	$115,961	$			$		$		$			$115,961	$100,000			$6,300
1	$118,280	$			$		$		$			$118,280	$100,000			$6,300
1	$121,829	$			$		$		$			$121,829	$100,000			$6,300
1	$124,265	$			$		$		$			$124,265	$100,000			$6,300
1	$120,537	$			$		$		$			$124,265	$100,000			$6,300
1	$115,716	$			$		$		$			$124,265	$100,000			$6,300
1	$109,930	$			$		$			$105,000		$124,265	$124,265	[1]		$7,829
2	$112,129	$			$		$		$			$112,129	$124,265			$7,829
2	$115,492	$			$		$		$			$115,492	$124,265			$7,829
2	$117,802	$			$		$		$			$117,802	$124,265			$7,829
2	$121,336	$			$		$		$			$121,336	$124,265			$7,829
2	$124,976	$			$		$		$			$124,976	$124,265			$7,829
2	$177,476		$50,000	[2]	$		$		$			$177,476	$174,265			$10,979
2	$175,701	$			$		$		$			$177,476	$174,265			$10,979
2	$172,187	$			$		$		$			$177,476	$174,265			$10,979
2	$167,022	$			$		$		$			$177,476	$174,265			$10,979
2	$163,681	$			$		$		$			$177,476	$174,265			$10,979
2	$166,955	$			$		$		$			$177,476	$174,265			$10,979
2	$170,294	$			$		$			$182,979		$177,476	$182,979	[23]		$11,528
3	$166,888	$			$		$		$			$166,888	$182,979			$11,528
3	$171,895	$			$		$		$			$171,895	$182,979			$11,528
3	$173,614	$			$		$		$			$173,614	$182,979			$11,528
3	$178,822	$			$		$		$			$178,822	$182,979			$11,528
3	$175,246	$			$		$		$			$178,822	$182,979			$11,528
3	$151,741	$				$20,000		$9,676	$		$		$173,303		$
3	$154,775	$			$		$		$		$		$173,303		$

Rider Year	Hypothetical Policy Value	Subsequent Premium Payment	Withdrawal	Excess WB Adjustment	WB Plus Annual Growth ~~Amount~~Credit	High Monthiversary Value	Withdrawal Base Base		Rider Withdrawal Amount
3	$159,419	$	$	$	$	$	$173,303		$
3	$161,013	$	$	$	$	$	$173,303		$
3	$165,843	$	$	$	$	$	$173,303		$
3	$174,135	$	$	$	$	$	$173,303		$
3	$181,101	$	$	$	$	$	$181,101	[1]		$11,409

(1)	[ILLIGIBLE]—The withdrawal base was stepped-up to equal the highest monthiversary value for that rider year (which was greater than the growth credit).

(3)	[ILLIGIBLE]—The premium addition increased the policy value, withdrawal base and rider withdrawal amount. Since a premium addition increases the policy value it may also contribute to a greater highest monthiversary value.

(5)	Growth Applied—The withdrawal base was increased by the annual growth credit (which was greater than the highest monthiversary value).